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Exhibit (a)(11)

INVERESK COMPLETES TENDER OFFER FOR CLINTRIALS RESEARCH INC., SCOTLAND, April 3, 2001 - Inveresk Research Group Limited announced that Inveresk has completed its tender offer for the outstanding shares of common stock of ClinTrials Research Inc. (NASDAQ: CCRO). The tender offer expired at 12:00 midnight, New York City time, on Monday, April 2, 2001. Based on preliminary information received from SunTrust Bank, the Depositary for the tender offer, a total of 17,720,100 shares (including 35,474 shares subject to guaranteed delivery), representing approximately 96.3% of the outstanding shares of common stock of ClinTrials Research Inc., were tendered prior to the expiration of the tender offer and not withdrawn. All shares validly tendered have been accepted for payment in accordance with the terms of the offer. Under the terms of the merger agreement among Inveresk Research Group Limited, its indirect, wholly owned subsidiary, Indigo Acquisition Corp., and ClinTrials Research Inc. which was announced on February 22, 2001, Inveresk will complete its acquisition of ClinTrials Research Inc. by effecting a "short form" merger under Delaware law, in which the remaining ClinTrials Research Inc. shares of common stock will be converted into the right to receive $6.00 net per share in cash. The merger is expected to be completed within the next few days.

ClinTrials is a global contract research organization headquartered near Research Triangle Park, North Carolina with offices in Maidenhead, England; Glasgow, Scotland; Montreal, Canada; Brussels, Belgium; Paris, France; Melbourne, Australia; Tel Aviv, Israel; Milan, Italy; Warsaw, Poland; Madrid, Spain; and Munich, Germany. With more than 1,500 employees, ClinTrials provides comprehensive research services, including monitoring, data management and biostatistics, medical and regulatory services to pharmaceutical, biotechnology and medical device clients.

Headquartered near Edinburgh, Scotland, Inveresk is a leading European provider of contract research services, primarily to the pharmaceutical and biotechnology industry.

THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS ABOUT FUTURE BUSINESS OPERATIONS, FINANCIAL PERFORMANCE AND MARKET CONDITIONS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES INHERENT IN BUSINESS FORECASTS. THIS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF CLINTRIALS RESEARCH INC. THE TENDER OFFER IS BEING MADE SOLELY BY AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL DISSEMINATED UPON THE COMMENCEMENT OF THE TENDER OFFER AND AMENDED FROM TIME TO TIME. SHAREHOLDERS OF CLINTRIALS RESEARCH INC. SHOULD READ THE TENDER OFFER STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION. THESE DOCUMENTS ARE AVAILABLE TO CLINTRIALS SHAREHOLDERS AT NO CHARGE AND ARE ALSO AVAILABLE FOR FREE AT THE SEC'S WEB SITE (HTTP://WWW.SEC.GOV).

CONTACT: GCI Christopher Gordon (212) 886-3428 ClinTrials Research, Inc. Paul Ottaviano Chief Executive Officer (919) 460-9005